INTELLICELL BIOSCIENCES, INC.
460 Park Avenue, 17th Floor, New York, New York, 10022
(212) 249-3050

Attention:  Ernest Greene, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549
Tel:  (202) 551-3733

RE:	Intellicell Biosciences, Inc.
Item 4.01, Form 8-K
Filed July 15, 2014
File No. 0-54729

Dear Mr. Greene:

We are providing the Company’s responses to the U.S. Securities and Exchange Commission (the “Commission”) comment letter dated July 17, 2014 regarding the Company’s Current Report on Form 8- filed on July 15, 2014 (the “Current Report”).  The Company’s responses to the Commission’s letter, provided below, are in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

COMMENT 1.
You indicated that during the period July 1, 2011 and through July 3, 2014, there were no disagreements between you and Rosen Seymour Shapss Martin & Company, LLP.  Please amend your filing to state, if true, that in connection with the audit of your financial statements for the fiscal years ended December 31, 2013 and 2012, and in the subsequent interim period through the date of the dismissal of the former accountant, there were no disagreements with Rosen Seymour Shapss Martin & Company, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.

RESPONSE:	The Company has amended the Current Report (“Amendment No. 1” in accordance with and in response to the Commission’s comment above.

COMMENT 2.
You indicate that the report of Rosen Seymour Shapss Martin & Company, LLP on your financial statements as of and for the year ended December 31, 2013 did not contain an adverse opinion or disclaimer of opinion.  Given that Rosen Seymour Shapss Martin & Company, LLP audited your financial statements for fiscal 2013 and 2012, please amend your filing to state that "the reports of Rosen Seymour Shapss Martin & Company, LLP as of and for the years ended December 31, 2013 and 2012 did not contain an adverse opinion or disclaimer of opinion.”  Please also confirm and disclose whether or not going concern language was included in the opinion.

RESPONSE:
The Company has amended its filing in Amendment No. 1 in accordance with and in response to the Commission’s comment above.  The Company confirms that going concern language was not included in the opinion.

Ernest Greene
United States Securities and Exchange Commission
August 7, 2014

COMMENT 3.
Please amend your filing to specify whether, during your last two fiscal years and through the date of engagement (July 1, 2014), you consulted Rosenberg Rich Baker Berman & Company regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.

RESPONSE:	The Company has amended its filing in Amendment No. 1 in accordance with and in response to the Commission’s comment above.

COMMENT 4.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

RESPONSE:	The Company has obtained and filed an updated Exhibit 16 letter from its former accountants stating that such accountant agrees with the statements made in Amendment No. 1.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response satisfactorily responds to your request.  Should you require further information, please contact Matthew Ogurick, Esq. of K&L Gates LLP at (305) 539-3352.

Sincerely,

/s/ Steven Victor
Steven Victor
Chief Executive Officer

cc:           Matthew Ogurick, Esq., K&L Gates LLP